Visual Management Systems, Inc.
1000 Industrial Way North, Suite C
Toms River, New Jersey  08755

April 16, 2008

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549

Attention:	Jill S. Davis
Jennifer O’Brien

Re:	Visual Management Systems, Inc.
Item 4.02 Form 8-K
Filed April 8, 2008
File No. 333-133936

Dear Ms. Davis and Ms. O’Brien:

 We received your comment letter dated April 11, 2008 on the Company’s Item 4.02 Form 8-K filed April 8, 2008.  This letter sets forth the Company’s responses to the Staff’s comments.  The comment numbers correspond to the comment numbers set forth in the Staff’s letter.

Item 4.02  Form 8-K filed April 8, 2008

1.
We note that you intend to file a Form 10-QSB/A for the fiscal quarters ended August 31, 2007 and September 30, 2007 and an amendment to the Form 8-K/A filed on January 31, 2008.  Please tell us when you anticipate filing the restated financial statements.

Response – The Company expects to file its Forms 10-QSB/A and the Form 8-K/A with the Commission by no later than April 25, 2008.

2.
Clarify for us whether your certifying officers have reconsidered the effectiveness of your disclosure controls and procedures as of the end of the periods covered by the financial statements you intend to restate in light of the potential errors you are assessing and indicate the results of that reconsideration.  Please confirm that you will provide like disclosure in the filings you have indicated you will amend.  Additionally, tell us what impact the errors had on the evaluation of disclosure controls and procedures as of your most recent fiscal quarter ended March 31, 2008.  In this regard, we note your disclosure that the errors identified resulted from, among other things, “the failure to maintain proper controls over accounting procedures.”

Securities and Exchange Commission
April 16, 2008

Response – Our certifying officers have reconsidered the effectiveness of our disclosure controls and procedures as of August 31 and September 30, 2007 and, in light of the need to further restate our financial statements, have concluded that our disclosure controls and procedures were not in fact effective as of such dates due to deficiencies in the Company’s accounting practices relating to revenue recognition, inventory, costs of goods sold and equity.  Disclosure of same will be included in the Forms 10-QSB/A filed for the periods ended August 31 and September 30, 2007.  As noted in its Form 10-KSB filed on April 16, 2008, the Company has taken steps to improve its disclosure controls and procedures, including the replacement of its Chief Financial Officer, the hiring of in-house counsel, continued utilization of the oversight of an outside accounting firm in the preparation of its financial statements, retaining additional experienced independent accounting consultants, reorganizing its accounting department, obtaining and implementing new policies for the entry and maintenance of financial records, the development of processes for taking more frequent physical inventory, obtaining approval from its Board of Directors to significantly upgrade its accounting software and engaging an outside firm to evaluate its internal controls over financial reporting and assist it in developing a Section 404 compliance program.  As will be disclosed when the Company files its Form 10-QSB for the quarter ended March 31, 2008, as a result of the errors giving rise to the restatements, the Company’s  certifying officers have concluded that the Company disclosure controls and procedures were not effective as of March 31, 2008.

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

●	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (732) 281-1355.

Very truly yours,

VISUAL MANAGEMENT SYSTEMS, INC.

By:
Name:	Frank Schmid
Title:	Interim Chief Financial Officer

/db
cc:	Brad Muniz
Philip D. Forlenza, Esq.